UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)

Tucows Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

898697-10-7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 898697-10-7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hapoalim Nechasim (Menayot) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization ISRAEL

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,492,112 (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 2,986,679 (2)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,112

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)           In our previous 13G report, we mistakenly reported only the amount of shares represented by the share certificate we hold, and didn’t count 505,433 shares of Common Stock that are being held in escrow (see next footnote). Therefore, on 31/12/02 we actually held 3,812,112 shares of Common Stock and not 3,306,679, as reported.

(2)           Of the 3,492,112 shares of Common Stock held by the reporting person, 505,433 shares of Common Stock are being held in escrow and the reporting person may only dispose of such shares of Common Stock pursuant to the terms of the escrow agreement.

Item 1.
	(a)	Name of Issuer Tucows Inc.
	(b)	Address of Issuer’s Principal Executive Offices 96 Mowat Avenue Toronto, Ontario M6K 3M1 Canada

Item 2.
	(a)	Name of Person Filing Hapoalim Nechasim (Menayot) Ltd. (“Hapoalim”)
	(b)	Address of Principal Business Office or, if none, Residence Hapoalim Nechasim (Menayot) Ltd. 50 Rothschild Blvd., Tel Aviv, Israel
	(c)	Citizenship Hapoalim is a corporation organized under the laws of ISRAEL.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 898697-10-7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Hapoalim may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 3,492,112 shares of Common Stock.
(b) Percent of class: 5.4%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Hapoalim has sole power to vote or direct the vote of 3,492,112 shares of Common Stock.
(ii) Shared power to vote or to direct the vote Not applicable.
(iii)

Sole power to dispose or to direct the disposition of

Hapoalim has the sole power to dispose or to direct the disposition of 2,986,679 shares of Common Stock.  Of the 3,492,112 shares of Common Stock beneficially owned by Hapoalim, 505,433 shares of Common Stock are being held in escrow and Hapoalim may only dispose of such shares pursuant to the terms of the escrow agreement.

(iv) Shared power to dispose or to direct the disposition of Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004
Date

HAPOALIM NECHASIM (MENAYOT) LTD.

By: /s/ Ori Shalev
Signature
Ori Shalev / Director
Name/Title